UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited to on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER 190 JET TO EXPAND TRIP LINHAS AÉREAS FLEET

Largest regional airline in South America already operates six EMBRAER 175 jets

São José dos Campos, July 19, 2010 – Embraer and TRIP Linhas Aéreas announced the closing of a contract for the sale of two EMBRAER 190 jets, today, at the 47th Farnborough International Airshow, in England. The aircraft will be configured with 106 seats, and the value of the deal, at list price, is US$ 80 million, based on January 2010 economic conditions.

“We are honored to be a part of the solid growth of TRIP, which is an airline whose work is very important for integrating the commercial aviation system in Brazil,” said Paulo César de Souza e Silva, Embraer Executive Vice President, Airline Market. “The choice of the EMBRAER 190, which joins the six EMBRAER 175s already operated by TRIP, shows, once again, that the E-Jets family, which was designed specifically for the 70- to 120-seat segment, offers the appropriate flexibility, economy, and comfort for efficiently meeting the demands of a diverse range of markets.”

TRIP currently operates six EMBRAER 175 jets with a classic, single-class configuration of 86 seats. Five of the airplanes come from the contract signed with Embraer, in June 2008, that also included options for another ten aircraft (two of which were confirmed, today), and purchase rights for another 15. The other jet is used through a leasing contract with ECC Leasing, an Embraer wholly owned subsidiary.

“We first chose the EMBRAER 175, after an extensive technical and economic evaluation. Now we are taking another step forward, by choosing the EMBRAER 190, from the same E-Jets family, which has all of the successful attributes of its smaller brother: best operating cost versus passenger comfort, performance on short runways, and seating capacity appropriate to our business profile,” said José Mário Caprioli, President of TRIP Linhas Aéreas. “Furthermore, the big similarity between the two jets will reduce maintenance and training costs while, at the same time, increasing the flexibility of our operations.”

The Brazilian airline should receive its first EMBRAER 190 airplane during the second quarter of 2011, thus increasing the carrying capacity of its EMBRAER 175s, which is now the biggest airplane in the company’s fleet. For more information on the E-Jets, see www.EmbraerCommercialJets.com.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

About TRIP Linhas Aéreas

TRIP is the largest regional airline in South America. After 12 years of activity, it serves 79 cities with a fleet of 34 regional aircraft. The company is controlled by the Caprioli and Águia Branca groups, both of which are traditional passenger carriers, have histories of solid results, and sustained growth. One of TRIP’s investors, with a 20% share of its capital, is the U.S.’s SkyWest, Inc. that, with 450 aircraft, is the biggest regional airline in the world. For more information, see www.voetrip.com.br.

About the EMBRAER 170/190 E-Jets family

The EMBRAER 170/190 family of E-Jets consists of four commercial jets with 70 to 122 seats, featuring advanced engineering design, efficient performance, outstanding operating economics, low emission levels and a spacious cabin without middle seats.

The E-Jets have a maximum cruising speed of Mach 0.82, can fly at 41,000 feet (12,497 meters) and have ranges of up to 2,400 nautical miles (4,448 km). The high degree of commonality among the four aircraft – EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195 – results in exceptional savings for carriers, in terms of crew training and costs of spare parts and maintenance. Another key feature of the E-Jets is the state-of-the- art, fly-by-wire technology, which increases operating safety, while reducing pilot workload and fuel consumption.

The double-bubble fuselage design provides superior comfort and includes two main passenger entrances and two service doors, thus minimizing aircraft turn-around time. The E-Jets offer much more space for passengers, in a single or dual-class layout, than other aircraft with similar seating capacities.

The E-Jets have achieved outstanding success, with nearly 900 firm orders logged and over 650 jets in operation, worldwide. They have accumulated more than 3.7 million flight hours and transported 200 million passengers. This proven family is helping airlines to rightsize low load factor narrowbody routes, replace older, inefficient aircraft, and develop new markets with lower operating costs, greater efficiency, and outstanding passenger comfort.

To better understand the benefits of these aircraft, when substituting older jets, visit www.EforEfficiency.com.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Embraer Image Gallery

Visit the Embraer image gallery at www.embraer.com.

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&FBovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2010, Embraer had a workforce of 16,781 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 15.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: CFO